Exhibit 99.3

Attention Business Editors:

Scotiabank Board Declares Stock Dividend to Effect 2 for 1 Stock Split

TORONTO, March 2, 2004 – Scotiabank announced that its Board of Directors has declared a stock dividend doubling the number of the Bank’s outstanding common shares and effectively achieving a two-for-one split of its common shares. The stock dividend is payable on April 28, 2004 to common shareholders of record at the close of business on April 6, 2004, with each outstanding whole common share being entitled to one additional common share. By doubling the number of common shares outstanding it is anticipated that there will be a corresponding reduction in the market price per share.

“This share split will make the Bank’s common shares more affordable for the average investor, which will promote increased interest in the shares and broader share ownership which we anticipate will prove beneficial to existing shareholders,” explained Scotiabank Senior Executive Vice-President Bob Brooks. The Bank’s last share split occurred in 1998.

Trading in the Bank’s common shares on a post-stock dividend basis on the Toronto Stock Exchange is expected to commence on April 2, 2004 and on the New York Stock Exchange on April 29, 2004. On February 27, 2004, the Bank announced that it cancelled the listing of its common shares on the London Stock Exchange.

Share certificates representing the stock dividend will be mailed to registered shareholders of record on or about April 28, 2004. Existing share certificates should be retained by the holders and not be returned to the Bank’s Transfer Agent.

The Bank is ascribing essentially no monetary value to the stock dividend. Accordingly, there will be no Canadian tax payable by shareholders in respect of the dividend. For additional information, shareholders are advised to consult their tax adviser.

The Bank also today announced a quarterly common share dividend of 50 cents per share to be paid prior to the stock dividend. This would be the equivalent of 25 cents per share on a split basis.

For further information: Robert L. Brooks, Senior Executive Vice-President, Treasury & Operations, Scotiabank, (416) 866-6163 Jennifer Sclisizzi, Scotiabank Public Affairs, (416) 866-3625